Exhibit 99.22

GRANDE WEST ANNOUNCES FIRST QUARTER RESULTS

Vancouver, British Columbia – Grande West Transportation Group Inc. (TSXV: BUS) (OTC PINK:GWTNF) – May 26th, 2020: (“Grande West” or the “Company”), a Canadian manufacturer of mid-sized multipurposetransit vehicles for sale in Canada and the United States, announced today, financial results for the first quarter ending March 31, 2020.

First Quarter Highlights

●	Bus, aftermarket parts and other revenue for the three months ended March 31, 2020 of $3,967,983 compared to $5,733,034 for the three months ended March 31, 2019
●	Net loss for the three months ended March 31, 2020 of $1,730,152 compared to net loss of $680,400 for the three months ended March 31, 2019
●	Adjusted EBITDA loss for the three months ended March 31, 2020 of $1,278,042 compared to an adjusted EBITDA loss of $151,507 for the three months ended March 31, 2019 (see “Non-GAAP Measures”)
●	Deliveries of six Vicinity buses for the three months ended March 31, 2020 compared to ten for the three months ended March 31, 2019

Business Overview

Corporate Update

Grande West has delivered over 450 buses in the Canadian and U.S. markets. The Company is the market leader in the mid-size bus category in Canada where it sells its Vicinity branded buses.

William Trainer, Grande West President and CEO, stated, “As previously reported, our focus for 2019 and 2020 has been on product line expansion and growing our backlog. With the existing and forecasted orders for2020, Grande West is expecting improved results for the 2020 fiscal year compared to the prior year. Even after taking into consideration the negative effects of the current COVID-19 pandemic on our delivery schedule, the Company is still planning on delivering over 150 buses during 2020. Moving production of Buy America compliant buses to the U.S. has taken longer than anticipated but we are pleased with the progress and quality on our first Buy America compliant buses delivered during the first quarter of 2020. We have noted an improved sales pipeline and increased orderbook for 2020 resulting from a change in management and renewed focus on sales efforts. We are also fast tracking our smaller crossover bus model and are excited for the Vicinity LT to be available for purchase in 2020. The Company is gaining significant momentum and the outlook for Grande West growth remains very positive.”

Recent Developments

In February of 2020, the Company announced that it received a new contract from its exclusive US distributor, Atlanta-based Alliance Bus Group (“ABG”) for new bus orders with a value of approximately $40M CAD. Grande West expects to record revenue and deliver the Purpose-Built Vicinity Buses within the 2020 calendar year. The new buses will replace an old fleet currently operating throughout multiple locations in the USA with a world-class business and bus operator.

COVID-19 Update

In response to the COVID-19 pandemic and global market volatility, the Company has activated robust business continuity plans to minimize disruptions to business and to adapt to evolving market conditions. The Company’s top priority is the health and safety of its staff, customers, and the communities in which it operates. Grande West has taken appropriate precautions in this regard and has continued to deliver parts and services to meet its customers’ needs. The Company is following the advice of health authorities in each jurisdiction where it operates. Grande West has implemented social distancing, team separation, and extensive work-from-home initiatives, as well as eliminated all non-essential travel.

Management is monitoring the situation very closely and is evaluating the impact the virus will have on the Company’s delivery schedule, but at this time Grande West is still on track to deliver a minimum of 150 buses in 2020. Some expected 2020 sales to private operators have been delayed as a result of the pandemic. The Company’s manufacturing partner overseas is still operating and currently producing to meet the Company’s needs. Our U.S. manufacturing partner has currently temporarily idled operations. This will slow down Buy America production deliveries until the facility is back online. Although deliveries out of the U.S. may be delayed, the purchase orders are firm and are still expected to be delivered in 2020.

Our supply chain is currently able to provide us with the necessary components for production and aftermarket part sales but there is a risk of potential disruptions. Our aftermarket parts division will continue operating andservicing all our customers.

Grande West has built and delivered five Buy America Vicinity buses in the U.S. and has another 13 Vicinity buses currently scheduled for 2020 deliveries.

The Company remains well-positioned to serve its customers. As conditions evolve, Grande West will adjust plans to align with business continuity protocols and ensure employee, customer, and community health and safety are the highest priority. Credit lines remain active, allowing the Company access to capital, however Grande West recognizes that the effects of the COVID-19 pandemic and government or customer reactions could ultimately be materially disruptive.

Grande West is taking significant actions to control where it can, particularly surrounding costs and capital investments. The Company has started reductions with senior management, where salaries were reduced effective April 1, 2020. The Company has also implemented strict cost containment measures throughout the organization, including freezing recruiting activities and minimizing all discretionary costs. Grande West is taking proactive measures to actively control working capital and retain cash throughout the COVID-19 crisis.

William Trainer, President and CEO of Grande West stated, “We continue to monitor the COVID-19 situation closely and we are responding swiftly and effectively to protect the interests of our stakeholders. I am confident that our skilled and loyal workforce, the diversification and strength of our business model, and our strong partner relationship will position us well to navigate the current environment.”

Outlook

Management expects to maintain its strong market segment leadership position in Canada and continue to make progress in the U.S. with private operators and public transit agencies. The external pressures to “right size” vehicles for its application and ridership levels along with the availability of funding in Canada and the U.S. create an ideal environment for Grande West to prosper. Once we are through the current COVID-19 pandemic, the outlook for Grande West, including significant growth in the U.S., remains very positive.

During 2017 and 2018, the Company achieved record revenues. We experienced a decline in the backlog during 2018 mainly due to lower order intake, which impacted 2019 results. Bid activity during 2019 was significantly higher than in 2018, which will translate into higher 2020 sales. We are maintaining our strong leadership position in our market segment in Canada and we continue to make progress in the U.S. market. During the first quarter of 2020 we completed and delivered five of our first Buy America orders and others are just completing production. We have received further Buy America orders for deliveries starting in 2020.

Funding for transit in the U.S. and Canada is high and it is expected to remain high.

In the U.S. the Consolidated Appropriations Act was recently passed and continues historic funding levels with more than $16 billion for public transportation and intercity passenger rail. This legislation includes $13.4 billion for public transportation and $2.6 billion for intercity passenger rail grants and is $1.2 billion more than the previous FY 2019 FAST Act authorization levels.

In Canada in 2017, the federal government allocated $21.1 billion over 11 years to transit construction, expansion and rehabilitation. With the re-elected Liberal government, we are now seeing funding being released.

Part of our strategic plan is to expand our product line by adding a 100% zero emission electric propulsion system to our existing Vicinity bus models and adding the Vicinity LT bus model to our product lineup. The Vicinity electric bus will place Grande West in an excellent position to capture market share as the demand for zero emissions buses grows. Our smaller LT bus model will provide Grande West access to the high-end cutaway bus market segment. Municipalities of all sizes across Canada and the U.S. along with private operators in multiple sectors are looking for a more robust low floor accessible bus to replace their cutaways.

Aftermarket parts sales are expected to continue to increase as Vicinity bus fleets get older and new vehicles are placed into service.

Stock Options

The Company also announces that it has granted an additional 100,000 incentive stock options to an officer at an exercise price $0.40 for a period of five years. The options will vest in equal tranches every six months over a three year period.

Financial Statements and Management’s Discussion and Analysis can be accessed at sedar.com

Conference Call

A conference call for interested listeners will be held on Wednesday, May 27 at 11:00 AM EST. The call-in number is (877) 407-0782 or (201) 689-8567, the webcast can be accessed at https://www.webcaster4.com/Webcast/Page/2233/34900. A replay of the call will be available for 30 days at the webcast link or by calling (877) 481-4010 and entering PIN# 34900.

About Grande West Transportation Group

Grande West Transportation is a Canadian company that designs and engineers mid-size multi-purpose transit vehicles for public and commercial enterprises. Grande West utilizes world class manufacturing partners to produce the Purpose-Built Vicinity bus available in clean diesel, gas and CNG drive systems. An electric propulsion drive system is currently under development.

The Company has been successful in supplying Canadian municipal transportation agencies and private operators with new buses. Grande West is compliant to Buy America certification, and along with Alliance Bus Group, its exclusive US distributor, they are actively pursuing opportunities in public and private transit fleet operations that would benefit from Grande West’s vehicles.

For further information please contact:

Grande West Transportation

Mr. William Trainer

CEO & President

Ph: 604-288-8043

IR@grandewest.com

www.grandewest.com

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding the use of proceeds from the Private Placement, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Grande West’s expectations include uncertainties relating to the receipt of final approval from the TSX-V; and other risk and uncertainties disclosed in Grande West’s reports and documents filed with applicable securities regulatory authorities from time to time. Grande West’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Grande West assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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